

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail
Mr. Geoffrey Gibbs
President
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

> **Re:** **Bulk Storage Software, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 6, 2012**
> **File No. 333-168328**

Dear Mr. Gibbs:

We have reviewed your amended filing and the related response letter dated September 6, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 17, 2011.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

     o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that in response to prior comment 2 you have expressed your intent to register as a reporting company under Section 12 immediately upon the effectiveness of this registration statement. Given the possibility that you may decide to not register a class of securities under Section 12 upon the effectiveness of this registration statement, tell us whether you have considered including risk factor disclosure informing readers of your limited reporting obligations as a 15(d) filer and the risks to investors associated with those limited reporting obligations should you decide not to register your securities under Section 12.

4. Update your document throughout as required by Regulation S-K to provide disclosure as of the most practicable date. In this regard we note that disclosure regarding security ownership of certain beneficial owners is provided as of June 30, 2012 and beneficial ownership for the selling stockholders is provided as of October 1, 2011.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

5. We refer to the revisions made in response to prior comment 3. You state that you believe that you have sufficient capital to fund your operations through September 20, 2012. We also note your belief that you will be able to continue operations during the next twelve months is based on Mr. Gibbs providing funding for your operations, which he is not contractually obligated to provide. Tell us the amount of time you will be able to fund your current operations with the current funds you possess. We note that as of the date of this letter, you have been operating past the date of September 20, 2012. To the extent you believe that you possess the necessary funds to continue your operations over the next 12 months, disclose the source of those funds.

Plan of Operations, page 17

6.   You continue to report that that you can attract sufficient product sales and services "within your <u>present</u> organizational structure and resources to eventually become profitable…" Describe in greater detail your organizational structure and your resources and exactly how they will enable you to be profitable. We note that you have earned no revenues since inception and that you are still in the process of designing and developing your product.

7.   As a related matter, you state that your plan for the 12 months beginning October 1, 2012 is to operate at a profit or break even. You go on to state, however, that you do not have the ability to determine a time frame for profitability. Given that you do not expect to complete the development of your product or commence operations until June 2013, describe in detail the basis for your belief that you will "operate at a profit or break even" during the 12 months beginning October 1, 2012. We also note that as of June 30, 2012 you report earning no revenues and report a net loss in the amount of $13,540.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

<u>Via E-mail</u>
David J. Wagner, Esq.
David Wagner & Associates, P.C.